FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 3, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:  September 3, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

For Immediate Release

Norsat International Inc. CEO to Deliver Company Presentation at Investor Conference Hosted by Kaufman Bros., L.P.

VANCOUVER, British Columbia – September 2, 2009 - Norsat International Inc. (“Norsat") (TSX: NII and OTCBB: NSATF) today announced that its President and CEO, Dr. Amiee Chan, will deliver the Company’s investor presentation at the 12th Annual Investor Conference hosted by Kaufman Bros., L.P. The conference will be held September 9-11, 2009 at the W Hotel New York in New York City. Dr. Chan will be speaking on Wednesday, September 9th at 12:30 p.m. ET and will discuss the Company’s business structure, financial overview, new product offerings and market opportunities.

Dr. Chan, commented, “We are very pleased to participate in the 12th Annual Investor Conference hosted by Kaufman Bros., which is a highly respected, full-service, investment bank and broker/dealer that is known for the quality of its research and professionalism. I look forward to this opportunity to present Norsat’s investment potential to the Kaufman audience and believe it is timely to discuss the various company initiatives.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at , via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three and six months ended June 30, 2009, and the Management Discussion and Analysis for the three and six months ended June 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at .

For further information, please contact:

Norsat International Inc.

In Canada:

Dr. Amiee Chan, 604-821-2808

Caren Holtby

President & CEO

Investor Relations

achan@norsat.com

choltby@norsat.com

or

Eugene Syho, 604-821-2838

In the U.S.:

Chief Financial Officer

Adam P. Lowensteiner

esyho@norsat.com

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com

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